Exhibit 99.7
Rio Tinto plc
2 Eastbourne Terrace
W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Release
POLL RESULTS FOR RIO TINTO PLC & RIO TINTO LIMITED — AGM 2009
20 April 2009

RIO TINTO PLC	RIO TINTO LIMITED
Held on Wednesday, 15 April 2009 at 11.00am	Held on Monday, 20 April 2009 at 9.30am
Churchill Auditorium	Grand Ballroom
The Queen Elizabeth II Conference Centre	Sofitel Sydney Wentworth
Broad Sanctuary	61-101 Philip Street
London SW1	Sydney
United Kingdom	New South Wales
In accordance with the Combined Code provision D.2.2 as revised (June 2006) by the Financial Reporting Council, the votes held on a poll were cast as follows:
Joint Electorate Decisions
The following ordinary resolutions, which were put to Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

					VOTE
RESOLUTION	FOR(3)	%	AGAINST	%	WITHHELD

To receive the financial statements and the report of the directors and auditors for the full year ended 31 December 2008 (1)	750,839,406	99.89	827,555	0.11	10,236,935

In respect of the above resolution, a total of 755,976,644 votes were voted by proxy appointments

Approval of the Remuneration report (1)	611,583,182	80.75	145,764,581	19.25	4,284,648

In respect of the above resolution, a total of 629,848,430 votes were voted by proxy appointments

Election of Jan du Plessis(1)	729,083,880	96.29	28,117,733	3.71	4,432,375

In respect of the above resolution, a total of 756,713,359 votes were voted by proxy appointments

Re-election of Sir David Clementi(1)	646,151,745	87.19	94,973,976	12.81	20,520,483

In respect of the above resolution, a total of 740,998,572 votes were voted by proxy appointments

Re-election of Sir Rod Eddington(1)	450,142,495	64.65	246,107,390	35.35	64,959,407

Continues	Page 2 of 3

					VOTE
RESOLUTION	FOR(3)	%	AGAINST	%	WITHHELD

In respect of the above resolution, a total of 696,352,824 votes were voted by proxy appointments

Re-election of Andrew Gould(1)	651,081,905	87.73	91,088,239	12.27	19,477,868

In respect of the above resolution, a total of 742,042,268 votes were voted by proxy appointments

Re-election of David Mayhew(1)	631,251,052	85.10	110,547,159	14.90	19,848,320

In respect of the above resolution, a total of 741,677,237 votes were voted by proxy appointments

Re-appointment of PricewaterhouseCoopers LLP as auditors of Rio Tinto plc and to authorise the Audit committee to determine their remuneration(1)	733,961,841	97.46	19,136,905	2.54	8,805,346

In respect of the above resolution, a total of 751,380,554 votes were voted by proxy appointments

Non executive directors’ fees(1)	745,920,067	98.31	12,802,391	1.69	2,055,527

In respect of the above resolution, a total of 758,225,558 votes were voted by proxy appointments
Resolutions put to the Rio Tinto plc meeting only

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD

To increase the authorised share capital and authority to allot relevant securities under Section 80 of the Companies Act 1985(2)	592,610,097	95.45	28,262,542	4.55	600,293

In respect of the above resolution, a total of 620,589,044 votes were voted by proxy appointments

Authority to allot relevant securities for cash under Section 89 of the Companies Act 1985(2)	613,168,555	98.92	6,671,786	1.08	1,631,792

In respect of the above resolution, a total of 619,566,587 votes were voted by proxy appointments

Notice period for general meetings other than annual general meetings(2)	596,925,675	96.33	22,745,809	3.67	1,795,933

In respect of the above resolution, a total of 619,399,538 votes were voted by proxy appointments

Authority to pay scrip dividends(2)	612,521,405	99.64	2,236,933	0.36	6,714,595

In respect of the above resolution, a total of 614,466,756 votes were voted by proxy appointments

Continues	Page 3 of 3
Resolution put to both the Rio Tinto plc and Rio Tinto Limited meetings
Class Rights Action
As a Class Rights Action, the following Special Resolution was passed separately at the Rio Tinto plc and at the Rio Tinto Limited meetings. Under the dual listed companies structure, both resolutions require approval by shareholders for either resolution to be deemed passed and take effect.
The result of the poll at the Rio Tinto plc meeting was as follows:

					VOTE
RESOLUTION	FOR(3)	%	AGAINST	%	WITHHELD

Adoption and amendment of new Rio Tinto plc articles of association and amendments to Rio Tinto Limited’s constitution(1)	593,064,727	96.10	24,036,714	3.90	4,371,492
In respect of the above resolution, a total of 616,833,277 votes were voted by proxy appointments
The result of the poll at the Rio Tinto Limited meeting was as follows:

					VOTE
RESOLUTION	FOR(3)	%	AGAINST	%	WITHHELD

Adoption and amendment of new Rio Tinto plc articles of association and amendments to Rio Tinto Limited’s constitution (1)	116,191,026	88.49	15,108,061	11.51	6,114,653
In respect of the above resolution, a total of 131,145,861 votes were voted by proxy appointments
Resolutions put to the Rio Tinto Limited meeting only

					VOTE
RESOLUTION	FOR(3)	%	AGAINST	%	WITHHELD

Renewal of authorities to buy back shares held by Rio Tinto plc	136,844,617	97.83	3,037,623	2.17	545,036
In respect of the above resolution, a total of 139,702,402 votes were voted by proxy appointments

Notes

(1)	Resolutions 1-9 and 14 of the Rio Tinto plc notice of meeting were deemed to be carried at the conclusion of the Rio Tinto Limited meeting which was held on Monday, 20 April 2009 in Sydney.

(2)	Resolutions 10-13 of the Rio Tinto plc notice of meeting were deemed to be carried at the conclusion of the Rio Tinto plc meeting on Wednesday, 15 April 2009

(3)	The ‘For’ vote includes votes given at the Chairman’s discretion and details of proxy votes cast are referred to in the table above.

(4)	17 voting cards were declared to be invalid at the Rio Tinto plc meeting.

(5)	Total number of Rio Tinto plc shares with voting rights in issue at 11.00am on 15 April 2009 was 998,613,694

(6)	Total number of Rio Tinto Limited shares with voting rights in issue at 9.30am on 20 April 2009 was 456,815,943.